UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
I-FLOW CORPORATION
(Name of Subject Company (Issuer))
BOXER ACQUISITION, INC.
(Offeror)
A Wholly-Owned Subsidiary of
KIMBERLY-CLARK CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
449520303
(CUSIP Number of Class of Securities)
John W. Wesley, Esq.
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100
(972) 281-1200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Imad I. Qasim, Esq. Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7094	Matthew G. McQueen, Esq. Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7036
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Kay Jackson
Kimberly-Clark
972-281-1486
kay.jackson@kcc.com
Jim Talevich
I-Flow
949-206-2700
www.iflo.com
KIMBERLY-CLARK ANNOUNCES DEFINITIVE AGREEMENT TO
ACQUIRE I-FLOW CORPORATION
Purchase Increases Kimberly-Clark Health Care’s Medical Device Sales by
More than 50 Percent and Expands Gross Margins
     DALLAS and LAKE FOREST, Calif., Oct. 9, 2009 — Kimberly-Clark Corporation
(NYSE: KMB) and I-Flow Corporation (NASDAQ: IFLO), a leading healthcare company that develops and markets technically advanced, low-cost drug delivery systems and innovative products for post-surgical pain relief and surgical site care, today announced a definitive agreement whereby I-Flow will be acquired in a cash tender offer for approximately $324 million on a fully diluted basis. The total transaction value, which is net of acquired cash and cash equivalents, is about $276 million. I-Flow will operate as part of Kimberly-Clark Health Care, a global business segment of Kimberly-Clark Corporation, with net sales of more than $1 billion, and a leading provider of infection control solutions, surgical solutions, and medical devices for pain management, respiratory and digestive health.
     Founded in 1985, I-Flow Corporation is a leader and innovator in pain management and drug delivery technology for physicians and their patients. I-Flow’s suite of pain management products, led by its flagship line, the ON-Q® Pain Relief System (ON-Q), provides reliable and simple non-narcotic, regional anesthesia therapies that redefine post-surgical recovery by eliminating many of the side effects customarily associated with narcotics. Clinical studies have shown that patients who receive ON-Q generally get back to normal faster after surgery, which results in shorter hospital stays, reduced costs and higher patient satisfaction. I-Flow has approximately 1,260 employees and reported net sales of about $133 million for the fiscal year ended December 31, 2008.
     “The acquisition of I-Flow is consistent with our global business plan strategy to expand our Health Care business to include higher-growth, higher-margin medical devices,” said Joanne Bauer, president, Kimberly-Clark Health Care. “I-Flow will increase our medical device sales by more than 50 percent, add an innovative and successful technology to our growing portfolio of pain management and surgical solution products, and strengthen the depth and breadth of our sales force. Moreover, I-Flow has a solid track record of generating strong sales growth and healthy gross margins.”
     “Combining forces with a global leader such as Kimberly-Clark Health Care will enable future growth, and provide a platform to more broadly deliver pain relief and surgical site care, which is important for patients, physicians and healthcare providers,” said Donald M. Earhart, chairman and chief executive officer of I-Flow.
     Under the terms of the agreement, Kimberly-Clark will commence a tender offer to purchase all outstanding shares of I-Flow at $12.65 per share. The tender offer price represents a 31 percent premium to I-Flow’s most recent 60-day average share price and is conditioned on the tender of a majority of the outstanding shares of I-Flow’s common stock, calculated on a fully diluted basis. The Boards of Directors of both companies have unanimously approved the transaction. The transaction is expected to close in the fourth quarter of 2009, subject to customary closing conditions, including expiration of the waiting period under the Hart-Scott-Rodino Act and other foreign regulatory approvals.
     Upon closing, the transaction is expected to be modestly dilutive to Kimberly-Clark’s 2009 and 2010 earnings per share and accretive beginning in 2011.
     Today’s announcement represents the second acquisition that Kimberly-Clark Health Care has made in 2009 to further accelerate the growth of its medical device business. Earlier this week the company announced it acquired the pain management business of Montreal-based Baylis Medical Company.
     Goldman, Sachs & Co. acted as exclusive financial advisor to I-Flow. Citi served as exclusive financial advisor to Kimberly-Clark.
About Kimberly-Clark and Kimberly-Clark Health Care
     Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. To learn more about Kimberly-Clark and its 137-year history of innovation, visit www.kimberly-clark.com.
     Around the world, medical professionals turn to Kimberly-Clark for a wide portfolio of solutions that improve the health, hygiene and well-being of their patients and staff. As part of their healing mission, caregivers rely on Kimberly-Clark Health Care to deliver clinical solutions and educational resources that they can depend on to prevent, diagnose and manage a wide variety of healthcare-associated infections. This over $1 billion global business segment of Kimberly-Clark Corporation holds the No. 1 or No. 2 positions in several categories including infection control solutions, surgical solutions, pain management and digestive health. And throughout the care continuum, patients and staff alike trust Kimberly-Clark medical supplies and devices, Kleenex brand tissues, Kimberly-Clark professional skin care products, and Scott brand towels for day-to-day needs. For more information, please visit http://www.kchealthcare.com.
About I-Flow Corporation
     I-Flow Corporation (NASDAQ: IFLO) is improving clinical and economic outcomes following surgery by designing, developing and marketing technically-advanced, low-cost drug delivery systems and innovative products for post-surgical pain relief and surgical site care. For more information on I-Flow Corporation, visit www.iflo.com.
This press release contains “forward-looking statements”. Such statements include, but are not limited to, statements about the expected benefits of the transaction involving Kimberly-Clark and I-Flow, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Kimberly-Clark’s and I-Flow Corporation’s expectations and projections.
Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act, the tender of a majority of the outstanding shares of common stock of I-Flow, calculated on a fully diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign governmental laws and regulations, and trends toward healthcare cost containment. Kimberly-Clark can give no assurance that any of the transactions related to the Offer will be completed or that the conditions to the Offer and the merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in Kimberly-Clark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and I-Flow’s Annual Report on Form 10-K for

the fiscal year ended December 31, 2008, as well as other Kimberly-Clark and I-Flow SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.kimberly-clark.com, www.iflo.com or on request from Kimberly-Clark or I-Flow. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Kimberly-Clark’s or I-Flow’s ability to control or predict. Neither Kimberly-Clark nor I-Flow undertakes to update any forward-looking statements as a result of new information or future events or developments.
Important Additional Information
The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Kimberly-Clark will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). INVESTORS AND I-FLOW STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED BY I-FLOW WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Kimberly-Clark at P.O. Box 612606, Dallas, Texas 75261-2606, by phone at 972-281-1522, or email: stockholders@kcc.com.